August 31, 2004

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601
                               File No.: 70-10130


Gentlemen:

     In  compliance  with the terms and  conditions  of Rule 24 under the Public
Utility Holding Company Act of 1935, and the Order of the Commission dated September 29, 2003, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending June 30, 2004, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. Any sales of any Common Stock (including original issue shares sold under a Stock Plan) and the purchase price per share and the market price per share as of the date of sale.

     None.

b. The amount and terms of any Preferred Securities, Equity-Linked Securities, Long-term Debt or Short-term debt issued directly or indirectly by Progress Energy during the quarter.

     Progress Energy's commercial paper balance at 6/30/04 was $329,850,000.00. Progress Energy issued $329,850,000.00 in commercial paper from 4/01/04 through 6/30/04 at a weighted average yield of 1.16% under a $700 million revolving credit facility.

c. If Common Stock has been transferred to a seller of assets or securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

     None.

d. The total number of shares of Common Stock purchased or caused to be purchased on the open market for purposes of delivery under any Stock Plan.

          i) 23,300 shares of Restricted Common Stock for the Equity Incentive Plan;
          ii)  334,572 shares of Common Stock for the Investor Plus Plan;
          iii) 9,612 shares of Common Stock for the Equity Incentive Plan; and
          iv)  816,771 shares of Common Stock for the Employee 401(k) Plan.

e. The amount and terms of any Short-term debt issued by CP&L during the quarter.

     Carolina Power & Light Company's ("CP&L's") commercial paper balance at 6/30/04 was $68,000,000.00. CP&L issued $1,211,700,000.00 in commercial paper from 4/01/04 through 6/30/04 at a weighted average yield of 1.14% under a $450 million revolving credit facility.

f. The amount and terms of any long-term notes issued by NCNG to Progress Energy during the quarter.

     None.

g. The amount and terms of any securities issued by any Nonutility Subsidiary during the quarter that are not exempt under rule 52.

     None.

h. The amount and purpose of any Progress Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of Progress Energy) and the Subsidiary on whose behalf it was issued.

                                                                                                  Purpose of Guarantee &
                                                                    Amount                              Subsidiary
      Guarantor                      Beneficiary                    (in $)          Date            (for which issued)
      ---------                      -----------                    ------          ----          ----------------------

                                                                                              Progress Ventures, Inc.
                        NJR Energy Services Company & New                                     ("Progress Ventures")
Progress Energy         Jersey Natural Gas Company                   5,000,000       4/13/04  commodity transactions

                        Midwest Independent Transmission                                      Progress Ventures commodity
Progress Energy         System Operators, Inc.                       1,000,000       4/27/04  transactions

                        Massey Coal Sales Company, Inc. d/b/a                                 Progress Fuels Corporation
Progress Energy         Massey Utility Sales Company                 3,500,000       5/12/04  coal transactions

                                                                                              Progress Ventures commodity
Progress Energy         Select Energy Inc.                           2,000,000       5/18/04  transactions

                                                                                              Progress Ventures
                                                                                              Georgia Electric Cooperative
Progress Energy         Georgia Energy Cooperative                  83,900,000         05/04  origination deal

                                                                                              Progress Ventures
                                                                                              Georgia Electric Cooperative
Progress Energy         GreyStone Power Corporation                 47,700,000         05/04  origination deal

                                                                                              Progress Ventures performance
                                                                                              under power purchase and
                        Three Notch Electric Membership                                       scheduling agent services
Progress Energy         Corporation                                  4,300,000        6/8/04  agreement

                                                                                              Progress Ventures performance
                                                                                              under power purchase and
                                                                                              scheduling agent services
Progress Energy         Grady Electric Membership Corporation        7,200,000        6/8/04  agreement


                                                                                              Progress Ventures performance
                                                                                              under power purchase and
                        Altamaha Electric  Membership                                         scheduling agent services
Progress Energy         Corporation                                  6,900,000        6/8/04  agreement

                                                                                              Progress Ventures
Progress Energy         Duke Energy Marketing America, LLC           2,000,000        6/9/04  EEI agreement

                                                                                              Progress Ventures commodity
Progress Energy         Atmos Energy Marketing, LLC                  2,000,000       6/21/04  transactions

                                                                                              Progress Ventures commodity
Progress Energy         Big Rivers Electric Corporation              1,500,000       6/28/04  transactions

i. The amount and purpose of any Nonutility Guarantee issued during the quarter (other than with respect to a security issued by a Financing Subsidiary of the guarantor) and the Nonutility Subsidiary on whose behalf it was issued.

     None.

j. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments.

              Entity
           (in Progress                       Notional Amouont
              Energy                               (in $                                Principal        Transaction     Maturity
              system)        Counterparty       millions)         Description            Terms             Date           Date
           ------------      ------------     ----------------    -----------           ---------        -----------     --------

1.       Progress Energy     Bank of Tokyo          $100          Interest Rate      Progress Energy
                               Mitsubishi                              Swap          receives 2.11%        4/2/04         3/01/06
                                                                                          fixed
                                                                                     and pays three
                                                                                       (3) - month
                                                                                          Libor
                                                                                    beginning 4/6/04

2.       Progress Energy     Bank of Tokyo          $100          Interest Rate      Progress Energy
                               Mitsubishi                              Swap          receives 2.435%       4/5/04         3/01/06
                                                                                          fixed
                                                                                     and pays three
                                                                                       (3) - month
                                                                                      Libor set in
                                                                                         arrears
                                                                                    beginning 4/7/04

3.             CP&L         Bank of America         $26          Forward Starting         CP&L
                                                                  Interest Rate        pays 5.165%         4/5/04         3/15/15
                                                                       Swap               fixed
                                                                                      and receives
                                                                                       three (3) -
                                                                                       month Libor
                                                                                    beginning 3/15/05

k. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter and the range of interest rates on Money Pool borrowings and loans.

Non-Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 06/30/04
                                                                  Loans to the Money Pool        Borrowings from the Money Pool
                                                                  -----------------------        ------------------------------
Progress Energy                                                          $ 608,239,997.25                                   N/A
Progress Ventures                                                                   $0.00                       $137,290,871.99
Progress Energy Service Company, LLC                                                $0.00                      $ 191,255,210.57
Progress Capital Holdings, Inc.                                                     $0.00                      $ 197,160,279.65
Progress Fuels Corporation                                                          $0.00                      $ 139,726,627.91
Strategic Resource Solutions Corp.                                          $2,835,287.25                                 $0.00
Progress Energy Solutions, Inc.                                            $ 4,285,174.56                          $ 714,076.54
Progress Rail Services Corporation                                        $ 30,003,524.30                        $ 1,817,909.36

     The range of interest rates on these borrowings was 1.276% to 1.507%.

Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 6/30/04
                                                                  Loans to the Money Pool         Borrowings from the Money Pool
                                                                  -----------------------         ------------------------------
Progress Energy                                                           $ 35,946,366.00                                    N/A
CP&L                                                                     $ 101,098,542.25                        $ 50,199,999.98
Florida Power Corporation                                                 $ 50,200,000.00                        $101,309,180.72

     The range of interest rates on these borrowings was 1.184% to 1.507%.

1. The market-to-book ratio of Common Stock at the end of the quarterly period.

         Progress Energy Common Stock Data
         (as of June 30, 2004):
         Total Common Stock Equity (in millions):             $7,503
         Market-to-book ratio:                                  1.42

m. The name, parent company, and amount invested in any new Intermediate Subsidiary during the quarter.

     None. No new Intermediate Subsidiaries were organized and no amounts were invested for such purposes during the second quarter of 2004.

n. With respect to each Financing Subsidiary that has been formed, a representation that the financial statements of the parent company of the Financing Subsidiary shall account for the Financing Subsidiary in accordance with generally accepted accounting principles and further, with respect to each entity, (i) the name of the Financing Subsidiary, (ii) the amount invested by the parent company in the Financing Subsidiary; (iii) the balance sheet account where the investment and the cost of the investment are booked; (iv) the form of organization (e.g., corporation, limited partnership, trust, etc.) of the Financing Subsidiary; (v) the percentage owned by the parent company; and (vi) if any equity interests in the Financing Subsidiary are sold in a non-public offering, the identity of the purchasers.

     None. No new Financing Subsidiaries were organized and no amounts were invested for such purposes during the second quarter of 2004.


o. A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

     Florida Power Corporation                                      June 1, 2004
     Florida Progress Corporation (Progress Capital Holdings, Inc.) June 1, 2004


p. The amount and a brief description of any new investment in Energy-Related Assets (or in the equity securities of any company substantially all of whose assets consist of Energy-Related Assets), the aggregate outstanding amount of all the investments as of the end of the quarter, and a statement confirming that any investment made during the quarter did not require state commission approval.

     A response to this item will be filed confidentially pursuant to 17 CFR ss.
     250.104 under the Public Utility Holding Company Act of 1935. None of the investments to be reported confidentially for the second quarter of 2004 required state commission approval.

q. The aggregate outstanding amount of expenditures for development activities as of the end of the quarter.

     None.

r. Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter.


PROGRESS ENERGY, INC.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions)                                                                    June 30        December 31
         Assets                                                                     2004               2003
------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                      $ 21,991           $ 21,675
  Accumulated depreciation                                                        (8,240)            (8,077)
        Utility plant in service, net                                             13,751             13,598
  Held for future use                                                                 13                 13
  Construction work in progress                                                      643                634
  Nuclear fuel, net of amortization                                                  218                228
------------------------------------------------------------------------------------------------------------
Total Utility Plant, Net                                                          14,625             14,473
------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           78                273
  Accounts receivable                                                                854                798
  Unbilled accounts receivable                                                       245                217
  Inventory                                                                          775                795
  Deferred fuel cost                                                                 304                317
  Prepayments and other current assets                                               352                375
------------------------------------------------------------------------------------------------------------
Total Current Assets                                                               2,608              2,775
------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                  645                612
  Nuclear decommissioning trust funds                                                978                938
  Diversified business property, net                                               2,197              2,158
  Miscellaneous other property and investments                                       458                464
  Goodwill                                                                         3,730              3,726
  Prepaid pension costs                                                              449                462
  Intangibles, net                                                                   306                327
  Other assets and deferred debits                                                   239                253
------------------------------------------------------------------------------------------------------------
Total Deferred Debits and Other Assets                                             9,002              8,940
------------------------------------------------------------------------------------------------------------
         Total Assets                                                           $ 26,235           $ 26,188
------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, 500 million shares authorized,
      247 and 246 million shares issued and outstanding, respectively           $  5,339           $  5,270
  Unearned restricted shares                                                         (17)               (17)
  Unearned ESOP shares                                                               (76)               (89)
  Accumulated other comprehensive loss                                               (56)               (50)
  Retained earnings                                                                2,313              2,330
------------------------------------------------------------------------------------------------------------
         Total Common Stock Equity                                                 7,503              7,444
------------------------------------------------------------------------------------------------------------
Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption                   93                 93
Long-Term Debt, Affiliate                                                            309                309
Long-Term Debt , Net                                                               9,282              9,625
------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                     17,187             17,471
------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                  343                868
  Accounts payable                                                                   684                643
  Interest accrued                                                                   189                209
  Dividends declared                                                                 141                140
  Short-term obligations                                                             628                  4
  Customer deposits                                                                  172                167
  Other current liabilities                                                          836                580
------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                 2,993              2,611
------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                  525                737
  Accumulated deferred investment tax credits                                        184                190
  Regulatory liabilities                                                           3,053              2,977
  Asset retirement obligations                                                     1,306              1,271
  Other liabilities and deferred credits                                             987                931
------------------------------------------------------------------------------------------------------------
         Total Deferred Credits and Other Liabilities                              6,055              6,106
------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                                 $ 26,235           $ 26,188
------------------------------------------------------------------------------------------------------------


Carolina Power & Light Company
d/b/a Progress Energy Carolinas, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in millions)                                                                    June 30                 December 31
ASSETS                                                                              2004                        2003
---------------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                      $ 13,516                    $ 13,331
  Accumulated depreciation                                                        (5,390)                     (5,258)
---------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                              8,126                       8,073
  Held for future use                                                                  5                           5
  Construction work in progress                                                      294                         306
  Nuclear fuel, net of amortization                                                  161                         159
---------------------------------------------------------------------------------------------------------------------
         Total Utility Plant, Net                                                  8,586                       8,543
---------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           44                         238
  Accounts receivable                                                                253                         265
  Unbilled accounts receivable                                                       146                         145
  Receivables from affiliated companies                                               11                          27
  Inventory                                                                          307                         348
  Deferred fuel cost                                                                 126                         113
  Prepayments and other current assets                                                57                          82
---------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                        944                       1,218
---------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                  506                         477
  Nuclear decommissioning trust funds                                                542                         505
  Miscellaneous other property and investments                                       169                         169
  Other assets and deferred debits                                                   115                         118
---------------------------------------------------------------------------------------------------------------------
         Total Deferred Debits and Other Assets                                    1,332                       1,269
---------------------------------------------------------------------------------------------------------------------
         Total Assets                                                           $ 10,862                    $ 11,030
---------------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
---------------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, authorized 200 million shares,
     160 million shares issued and outstanding                                  $  1,971                    $  1,953
  Unearned ESOP common stock                                                         (76)                        (89)
  Accumulated other comprehensive loss                                                (4)                         (7)
  Retained earnings                                                                1,361                       1,380
---------------------------------------------------------------------------------------------------------------------
        Total Common Stock Equity                                                  3,252                       3,237
---------------------------------------------------------------------------------------------------------------------
  Preferred Stock - Not Subject to Mandatory Redemption                               59                          59
  Long-Term Debt, Net                                                              2,748                       3,086
---------------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                      6,059                       6,382
---------------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                                  300                         300
  Accounts payable                                                                   181                         188
  Payables to affiliated companies                                                    77                         136
  Notes payable to affiliated companies                                               26                          25
  Interest accrued                                                                    57                          64
  Short-term obligations                                                              68                           4
  Other current liabilities                                                          229                         166
---------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                   938                         883
---------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                1,132                       1,125
  Accumulated deferred investment tax credits                                        145                         148
  Regulatory liabilities                                                           1,262                       1,197
  Asset retirement obligations                                                       959                         932
  Other liabilities and deferred credits                                             367                         363
---------------------------------------------------------------------------------------------------------------------
         Total Deferred Credits and Other Liabilities                              3,865                       3,765
---------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
---------------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                                $ 10,862                    $ 11,030
---------------------------------------------------------------------------------------------------------------------

s. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill impairment, if any, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter; and an analysis of the growth in Progress Energy's consolidated retained earnings, which segregates total earnings growth attributable to EWGs and FUCOs from that attributable to other Progress Energy subsidiaries.

                                                     Consolidated Retained Earnings
         Progress Energy                             (in millions)
         ---------------                             -------------
         Balance 3/31/04                             $ 2,299
         Current earnings                                132
         Current earnings from exempt projects            22
         Common dividends                                (140)
                                                     ---------
         Balance 6/30/04                             $ 2,313


                                                     Consolidated Retained Earnings
         CP&L                                        (in millions)
         ----                                        -------------
         Balance 3/31/04                             $ 1,368
         Current earnings                                 96
         Dividend of cash to parent                     (102)
         Preferred dividends                              (1)
                                                     --------
         Balance 6/30/04                             $ 1,361


                                                     Consolidated Retained Earnings
         Florida Progress Corporation                (in millions)
         ----------------------------                -------------
         Balance 3/31/04                             $   859
         Current earnings                                135
         Dividend of cash to parent                      (39)
                                                     --------
         Balance 6/30/04                             $   955

                                                     Retained Earnings
         Florida Power Corporation                   (in millions)
         -------------------------                   -------------
         Balance 3/31/04                             $ 1,072
         Current earnings                                 84
         Dividend of cash to parent                      (39)
         Preferred dividends                               0
                                                     --------
         Balance 6/30/04                             $ 1,117

t. A computation in accordance with rule 53(a) setting forth Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount of investment authority remaining under the July 17, 2002 order.

     On June 30, 2004, Progress Energy's "aggregate investment", as defined in Rule 53(a)(1), in EWGs was approximately $1.378 billion, or about 59.25% of Progress Energy's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2004. The investment authority remaining under the July 17, 2002 order is approximately $2.622 billion as of June 30, 2004.

u. A statement of Progress Energy's "aggregate investment" in EWGs and FUCOs as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter.


                                                      June 30, 2004
                                          (in millions)          Percentage (1)
                                          -------------          ----------
     Total capitalization                    $18,158                  7.6%
     Net utility plant                       $14,625                  9.4%
     Total consolidated assets               $26,235                  5.3%
     Common Equity Market Value (2)          $10,872                 12.7 %

     (1) The above percentages assume an aggregate investment in EWGs of $1.378 billion
     (2) Market value of common equity assumes the following:
            Total common shares at 6/30/04 =    246,813,382
            Closing share price at 6/30/04 =         $44.05
                                             ----------------
            Total market value =             $10,872,129,477

v. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and of each Utility Subsidiary.

     --------------------------------------------------------------------------------------------------------------
     Capital Structure as of                                                               Florida Power
     June 30, 2004 (in millions)              Progress Energy          CP&L                 Corporation
                                          -------------------------------------------------------------------------

     Common stock equity                       7,503        40.9%      3,352         49.6%    2,194          48.2%
     Preferred securities                         93         0.5%         59          0.9%       34           0.8%
     Long-term debt (1)                        9,625        54.1%      3,048         49.5%    1,945          43.7%
     Long-term debt affiliate                    309         1.7%          0          0.0%        0           0.0%
     Notes to affiliated companies                 0         0.0%         26          0.0%        0           1.9%

     Short-term obligations                    628.0         2.8%         68          0.0%      261           5.4%
                                          -----------             -----------              ---------
     Total                                    18,158       100.0%      6,453        100.0%    4,404         100.0%
     --------------------------------------------------------------------------------------------------------------

     (1) Includes current portion of long-term debt

w. For the quarterly period in which Progress Energy and its consolidated subsidiaries file their consolidated federal income tax return, information showing the calculation of Progress Energy's loss that is attributable to interest expense on the acquisition debt and a spreadsheet showing (1) the actual allocation of income taxes to each member of the consolidated group, and (2) the allocation of income taxes to each member of the consolidated group in accordance with the method prescribed by rule 45(c).

     None. Progress Energy and its consolidated subsidiaries filed their consolidated federal income tax return during the third quarter of 2003. Therefore, a response to this data request was filed (confidentially) with Progress Energy's third quarter 2003 Rule 24 Report/35 CERT filing.

x. Future registration statements filed under the Securities Act of 1933 Act during the quarter with respect to securities that are issued in accordance with the authorization requested in the Application will be filed or incorporated by reference as exhibits.

     None.

                                          Very truly yours,
                                          PROGRESS ENERGY, INC.



                                          By:  /s/ Thomas R. Sullivan
                                               ----------------------
                                               Thomas R. Sullivan
                                               Treasurer